UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SHOCKWAVE MEDICAL, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-38829	27-0494101
(State or other jurisdiction of incorporation or organization )	(Commission File Number)	(IRS Employer Identification No.)

5403 Betsy Ross Drive, Santa Clara, California	95054
(Address of Principal Executive Offices)	(Zip Code)

Hajime Tada

General Counsel

(510) 279-4262

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1, 2021 to December 31, 2021

Item 1.01. Conflict Minerals Disclosure and Report.

A copy of the Conflict Minerals Report of Shockwave Medical, Inc. (“Shockwave”) for the reporting period January 1, 2021 to December 31, 2021 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also available at Shockwave’s website at https://ir.shockwavemedical.com/financial-information/sec-filings.

Item 1.02. Exhibit.

Shockwave has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form.

Item 3.01. Exhibits.

Exhibit Number	Description of Document

1.01	Shockwave Medical, Inc. Conflict Minerals Report for the reporting period January 1, 2021 to December 31, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SHOCKWAVE MEDICAL, INC.

Dated: May 31, 2022	By:	/s/ Daniel Puckett
	Name:	Daniel Puckett
	Title:	Chief Financial Officer